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FEB 28 2008

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08026454

SECU. ƽSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 52713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

853 Camino Del Mar, Ste. 100
(No. and Street)

Del Mar (City) CA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandie Turley 858-704-0319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C.
(Name – *if individual, state last, first, middle name*)

5743 E. Thomas Rd. Ste. 1 (Address) Scottsdale (City) AZ (State) 85251 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

2/26/08

Notary Public

TRUNG M. TRAN
COMM. #1745372
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires MAY 15, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego

On 26th of Feb, 2008 (Date) before me, Trung M. Tran, Notary Public (Here Insert Name and Title of the Officer),
personally appeared Sandie Turley (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TRUNG M. TRAN
COMM. #1745372
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm Expires MAY 15, 2011
BCA1

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/26/08 Number of Pages: 1

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:
☐ Individual
☒ Corporate Officer — Title(s): Senior Management Director
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



Signer's Name:
☐ Individual
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CARIS & COMPANY, INC.
FORM X-17A-5
December 31, 2007

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 14, 2008

TO THE BOARD OF DIRECTORS
CARIS & COMPANY, INC.
Del Mar, California

We have audited the accompanying balance sheets of **CARIS & COMPANY, INC.** as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **CARIS & COMPANY, INC.** as of December 31, 2007 and the results of its operation and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald W. Stoker, P.C.
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 816,650
Deposit with clearing organization	250,000
Firm Securities	405,668
Equipment and leasehold improvement-net of accumulated depreciation of $286,701	142,230
Prepaid expenses	17,993
Deposits	91,626
TOTAL ASSETS	$ 1,724,167

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 477,087
Compensation and benefits payable	752,247
Subordinated loan payable	393,345
TOTAL LIABILITIES	1,622,679
STOCKHOLDERS EQUITY	
Preferred stock - Series A - $1 noncumulative - $1 par value nonvoting - authorized 2,000 issued and outstanding 1,695	1,695
Preferred stock - Series D - stated value of $14.15 nonvoting - authorized 70,000 issued and outstanding 17,667	250,000
Common Stock - No par value authorized 2,000,000 shares - issued and outstanding 1,072,784 shares	2,573,600
Additional paid-in capital	1,607,305
Accumulated deficit	(4,331,112)
TOTAL STOCKHOLDERS EQUITY	101,488
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,724,167

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2007

REVENUE		
Brokerage Commissions		$ 9,565,404
Securities trading revenue		63,113
Investment Banking Revenue		1,240,280
Interest and Dividends		164,983
Research revenue		1,786,412
Miscellaneous		79,450
TOTAL REVENUE		12,899,642
EXPENSE		
Compensation and related benefits		9,776,956
Professional fees		151,697
Brokerage expenses		446,622
Rent and occupancy costs		812,024
Office expenses		140,727
Communication expense		1,248,509
Contributions		1,000
Interest		64,455
License and permits		104,152
Misc	17,726	
Travel and entertainment		765,884
Insurance		71,696
Subscriptions and fees		42,039
Depreciation expense		85,497
TOTAL EXPENSE		13,729,984
NET LOSS BEFORE INCOME TAXES		(830,342)
PROVISION FOR INCOME TAXES		3,590
NET LOSS		$(833,932)

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Preferred Stock	Preferred Stock-series D	Paid in Capital	Accumulated (Deficit)	Total
Balance Dec. 31, 2006:	$2,012,400	$1,816		$1,784,184	(3,497,180)	$301,220
Common Stock Issued	800,000					800,000
Preferred stock Issued			250,000			250,000
Redemptions disproportionate and liquidation Distributions	(238,800)	(121)		(176,879)		$(415,800)
Net income/ (loss) for year ended Dec. 31, 2007					(833,932)	(833,932)
Balance at Dec. 31, 2007	$ 2,573,600	$ 1,695	$250,000	$ 1,607,305	(4,331,112)	$ 101,488

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME/(LOSS)	$(833,932)
Adjustments to convert net income to net cash flow from operating activities:	
Depreciation and Amortization	85,497
Net Change in:	
Change in accounts receivable	15,000
Change in firm securities	(299,831)
Change in prepaid expenses	13,576
Change in security deposits	(19,271)
Change in compensation and benefits payable	109,582
Change in accounts payables and accrued expenses	258,035
Total Adjustments	162,588
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (671,344)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net increase in equipment and leasehold improvements	(63,723)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$(63,723)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net decrease in Lease Payables	(8,998)
Net adjustment for stock contributions and equity liquidation distributions from retirement of preferred stock and common stock	634,200
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 625,202
NET CHANGE IN CASH	$(109,865)
CASH - BEGINNING OF YEAR	$ 926,515
CASH - END OF YEAR	**$ 816,650**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF CREDITORS
DECEMBER 31, 2007

Balance of Subordinated Liability December 31, 2006	$ 393,345
Balance of Subordinated Liability December 31, 2007	$ 393,345

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1: ACCOUNTING POLICIES

Caris & Company, Inc. (the Company) offers various securities and broker and dealer services. These statements have been prepared in accordance with standards established for the securities broker and dealer industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

Securities transactions and related commission revenue and expense are records on a settlement date basis.

The Company maintains cash balances in one financial institution as well as with its clearing firm. The balances are insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. At December 31, 2007 the Company's uninsured cash balances total $35,874 and $430,775, respectively.

Leasehold improvements and office equipment and furniture are recorded at cost and depreciated over the estimated useful lives, using straight-line methods. The estimated useful lives are as follows: leasehold improvements and office furniture, 5 years, and computer and electronic equipment, three years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from these respective accounts and the resulting gain or loss included in current income. Depreciation in the amount of $85,497 is included in current operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual reports could differ from those estimates.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to income as incurred.

The Company expenses advertising costs as incurred.

For purposes of the statement of cash flows, the Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital of $132,282 which was $32,282 in excess of its required net capital of $100,000.

NOTE 3: COMMITMENTS

The Company has operating leases for its office facilities in Del Mar, San Francisco, Boston, Los Angeles, Arlington, and New York. During the current year, the Company executed a new lease for its facilities in San Francisco. The Company moved from its previous office to a new location. The Company sub-leased the space to another tenant for the reminder of the lease term. The Company offsets its primary obligation and records the net expense. The Company executed a lease in its Los Angeles location for an extension of six months. The Company's obligation related to its lease obligation is as follows:

	2008	697,691
	2009	429,970
	2010	409,077
	2011	236,611
	2012	180,575
Total obligation		1,953,924

Rent expense for the period ending December 31, 2007 was $797,933.

NOTE 5: SUBORDINATED LOAN

On April 2004, the Company borrowed from its majority shareholder the sum of $393,345 which was due and payable on May 31, 2007. The loan bore interest at the rate of 3.3% per annum. The Company extended that note the outstanding balance of which was $368,992 and outstanding accrued interest of $24,353. The note is due May 31, 2008. The loan bears interest at the rate of 5.36% per annum.

Donald W. Stoker
Certified Public Accountant

NOTE 6: CREDIT RISK

The Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities position that it does not own. When the Company participates in short selling, it is obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently close the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 7: INCOME TAX

The Company experienced an operating loss for the current period which will be available to carry forward for fifteen years.

NOTE 8: RELATED PARTIES

The Company borrowed $368,992 in a subordinated loan agreement executed by the Company and approved by the NASD from the Company's principal shareholder due May 2008. The interest accrued on this note is $24,353.

The principal shareholder also received a disproportionate distribution of $56,000 during the current calendar year. Various shares were redeemed during the year.

NOTE 9: EQUITY

The Company issued 17,667 shares at $14.15 stated value, preferred class D stock to one investor during the year ending December 31, 2007 for $250,000. However, the Company redeemed 121 shares for $205,300. These shares were to related parties and existing shareholders.

The Company issued 55,448 additional common no-par shares during the year in consideration of $800,000 contributed to capital. The Company redeemed various common shares. The total number of shares redeemed was 19,898. The total consideration paid for these shares was $210,500.

Donald W. Stoker
Certified Public Accountant

NOTE 9: EQUITY CONT'D

The Company had adopted an equity stock incentive plan. The plan adopted allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, stock bonuses or rights to acquire restricted stock. The Company has granted various options or rights to acquire restricted stock for employees to acquire 187,000 shares for consideration of either compensation or cash option prices of $300,000. None of the options were exercised during the current year.

The Company, pursuant to the guidelines issued in **FASB** No. 123(Revised), valuated the compensation awards previously granted of the shares according to the calculated method. The Compensation expense required was accounted for accordingly.

NOTE 10 - CONTINGENCIES & COMMITTMENTS

During 2007, the Company was named in an arbitration with a former employee relating to an unrealized performance bonus and repurchase of shares. The agreed to a settlement which provides that the Company pay $560,000, payable as follows: $50,000 payable December 2007, the balance in 36 equal monthly payments of $14,166.67 subject to restrictions that the Company will not be required to make payments if the payment would reduce the Company's net capital below $250,000.

Further, when the Company's net capital is in excess of $1,000,000, then the Company will pay any excess of $1,000,000, then the Company will pay any excess to the former employee or investor. Payments delayed pursuant to the requirement enumerated above will be added to the last payment.

If the Company fails to make payment of all amounts due or on the 36th installment and fails to cure any default within 10 days, then Caris shall transfer 51% ownership of the Company to the former employee or investor bringing this action.

NOTE 11: SUBSEQUENT EVENTS

In January 2008, the Company renewed its lease for its space for its Los Angeles office.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Total Ownership equity qualified for net capital		$ 101,488
Additions:		
Allowable Subordinated loan		393,345
Total		494,833
Deductions: Non-Allowable Assets & Haircuts		
Nonallowable assets	$ 251,849	
Other securities	60,850	
Undue Concentration	49,852	
Total Deductions		(362,551)
Net Capital		$ 132,282

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 81,873
Minimum Dollar Net Capital Requirement	$ 100,000
Net Capital Requirement (greater of above)	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ 1,229,334
Sub-total	$ 1,229,334
Less:Non AI items:	0
Total Aggregate Indebtedness	$ 1,229,334

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.

DECEMBER 31, 2007

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT OF REQUIREMENTS OF RULE 15C3-3

The company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn carries all the accounts of such customers. The Company therefore meet the requirement of paragraph (k)(2)(II) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Amended Focus Report	$132,282
Changes	0
Net capital per audit report	$132,282

Donald W. Stoker
Certified Public Accountant

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 14, 2008

Board of Directors
Caris & Company, Inc.
San Diego, California

Gentlemen:

In planning and performing our audit of the financial statements of CARIS & COMPANY, INC. for the period ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures(including test of compliance with such practice and procedures) followed by Caris & Company, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consider by the commission to adequate its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona

END